Exhibit 99.1

16 November 2011

Rio Tinto Alcan announces intention to close Lynemouth aluminium smelter

Rio Tinto Alcan intends to close the Lynemouth aluminium smelter, subject to the completion of a 90-day consultation process with employee and union representatives. The company is also in exclusive discussions regarding the potential sale of the power station at the site.

The Lynemouth smelter in Northumberland, England opened in 1972. It employs 515 people and an additional 111 are employed at the power station. All affected employees will receive support, including re-training and job-search assistance, in order to mitigate the impact of any closure.

Jacynthe Côté, chief executive of Rio Tinto Alcan, said, “This decision follows a thorough strategic review which explored every possible option for continuing to operate the smelter and power station. However, it is clear the smelter is no longer a sustainable business because its energy costs are increasing significantly, due largely to emerging legislation. We are hopeful that the power station can remain in operation under new ownership.

“For 40 years, the Lynemouth smelter and power station have been important parts of the community and we will work with our employees and other key stakeholders to ensure that the social and environmental consequences of today’s announcement are managed in the most sensitive way. We are also committed to supporting local initiatives to identify and develop alternative opportunities that promote regional economic development. Finally, we will also continue to support our valued customers.”

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Lynemouth

John McCabe

Office: +44(0)1670 393534

Alternate: +44(0)1670 393837

Mobile: +44 (0)7736 103158

Media Relations, EMEA / Americas

Illtud Harri

Office: +44 (0) 20 7781 1152

Mobile: +44 (0)7920 503 600

Tony Shaffer

Office: +44 (0) 20 7781 1138

Mobile: +44 (0) 7920 041 003

Christina Mills

Office: +44 (0) 20 7781 1154

Mobile: +44 (0) 7825 275 605

Investor Relations, London

Mark Shannon

Office: +44 (0) 20 7781 1178

Mobile: +44 (0) 7917 576597

David Ovington

Office: +44 (0) 20 7781 2051

Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia

David Luff

Office: +61 (0) 3 9283 3620

Mobile: +61 (0) 419 850 205

Karen Halbert

Office: +61 (0) 3 9283 3627

Mobile: +61 (0) 412 119 389

Bruce Tobin

Office: +61 (0) 3 9283 3612

Mobile: +61 (0) 419 103 454

Investor Relations, Australia

Dave Skinner

Office: +61 (0) 3 9283 3628

Mobile: +61 (0) 408 335 309

Christopher Maitland

Office: +61 (0) 3 9283 3063

Mobile: +61 (0) 459 800 131

Media Relations, Canada

Bryan Tucker

Office: +1 (0) 514 848 8151

Mobile: +1 (0) 514 825 8319

Investor Relations, North America

Jason Combes

Office: +1 (0) 801 204 2919

Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com

Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com

Twitter: Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media